CUSIP No. 262432-10-7

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

DRYCLEAN USA, Inc.

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

262432-10-7

(CUSIP Number)

Lloyd Frank, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

212-704-6000

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2008

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 262432-10-7

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William K. Steiner

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,520,954 (1)
	9.	Sole Dispositive Power	2,019,097
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,954

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) IN

_______________________

(1)

Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to an Amended and Restated Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

CUSIP No. 262432-10-7

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sheila S. Steiner

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,520,954 (2)
	9.	Sole Dispositive Power	2,019,097
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,954

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) IN

_______________________

(2)

Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to an Amended and Restated Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

CUSIP No. 262432-10-7

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William K. Steiner Revocable Trust

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,520,954 (3)
	9.	Sole Dispositive Power	2,019,097
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,954

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) OO

_________________________

(3)

Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to shares each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to an Amended and Restated Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

CUSIP No. 262432-10-7

            This Amendment No. 8 (“Amendment No. 8”) amends in its entirety Items 4 and 7 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004 and Amendment No. 4 filed on December 7, 2005 by William K. Steiner and Amendment No. 5 filed on August 10, 2007, Amendment No. 6 filed on May 2, 2008 and Amendment No. 7 filed on December 24, 2008 by William K. Steiner, Sheila S. Steiner and the William K. Steiner Revocable Trust (collectively, the “Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of DRYCLEAN USA, Inc. (the “Issuer” or the “Company”). The Original Statement, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 and this Amendment No. 8 is referred to collectively as this “Statement.”

Item 4	Purpose of Transaction

On December 29, 2008, Michael S. Steiner, son of the Reporting Persons (see Item 5 of this Statement), on behalf of himself and the Reporting Persons (the “Steiner Family”), advised the Company’s Board of Director that the Steiner Family has withdrawn its proposal made on December 23, 2008 to acquire all of the outstanding shares of Common Stock of the Company not currently owned by the Steiner Family.

While neither Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above, the Reporting Persons reserve the right to make a proposal having a similar effect as the proposal made by the Steiner Family on December 23, 2008 or other transaction described in (i)-(x) above in the future.

CUSIP No. 262432-10-7

Item 7	Material to be Filed as Exhibits

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder of Amended Stockholders’ Agreement dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (6)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (7)

Exhibit 6	Joint Filing Agreement, dated December 29, 2008, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.(7)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 6 to this Statement.
(6)	Filed with Amendment No. 7 to this Statement.
(7)	Filed herewith.

CUSIP No. 262432-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008

/s/ William K. Steiner
William K. Steiner

/s/ Sheila S. Steiner
Sheila S. Steiner

William K. Steiner Revocable Trust

/s/ William K. Steiner
By:	William K. Steiner, Co-Trustee

and

By:	/s/ Sheila S. Steiner
Sheila S. Steiner, Co-Trustee

CUSIP No. 262432-10-7

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder of Amended Stockholders’ Agreement dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (6)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (7)

Exhibit 6	Joint Filing Agreement, dated December 29, 2008, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.(7)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 6 to this Statement.
(6)	Filed with Amendment No. 7 to this Statement.
(7)	Filed herewith.

CUSIP No. 262432-10-7

Exhibit 5(b)

December 29, 2008

Board of Directors of Dryclean USA, Inc.

290 NE 68th Street

Miami, FL 33138

Gentlemen:

This is to advise you, on behalf of myself and William K. Steiner and Sheila S. Steiner, trustees of the William K. Steiner Revocable Trust (the “Steiner Family”), that the Steiner Family hereby withdraws its December 23, 2008 proposal to you to acquire all of the outstanding shares of Common Stock of Dryclean USA, Inc. (the “Company”) not currently owned by the Steiner Family.

Sincerely,

/s/ Michael S. Steiner

Michael S. Steiner

CUSIP No. 262432-10-7

Exhibit 6

Joint Filing Agreement

Pursuant to Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: December 29, 2008

/s/ William K. Steiner
William K. Steiner

/s/ Sheila S. Steiner
Sheila S. Steiner

William K. Steiner Revocable Trust

/s/ William K. Steiner
By:	William K. Steiner, Co-Trustee

and

By:	/s/ Sheila S. Steiner
Sheila S. Steiner, Co-Trustee